NOTE G - OTHER MATTERS

Section 30 and Rule 30d-1(b) under the Investment Company Act of 1940, as amended, requires registered management investment companies to furnish information relating to any matter submitted during the reporting period to a vote of Shareholders of the Trust. John Hancock Variable Series Trust I solicited a vote at special meeting of Contract owners/Policyholders held on March 14, 2002 on the following matters:

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 For the Multi Cap Growth Fund (formerly, Mid Cap Growth Fund):                   For      Against     Abstain
                                                                                  ---      -------     -------
 To approve, as to the Mid Cap Growth Fund, a new Sub-Investment Agreement among  89%         4%          7%
 the Trust, John Hancock, and John Hancock Advisers, Inc.
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